UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

382140879

(CUSIP Number)

with a copy to:
Delta Partners, LP	Gardere Wynne Sewell LLP
265 Franklin Street, Suite 903	2021 McKinney Ave., Suite 1600
Boston, MA 02110	Dallas, Texas 75201
Attn: Charles Jobson	Attn: Evan Stone
Tel: (617) 526-8960	Tel: (214) 999-4906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382140879		Page 2 of 24

1	Name of Reporting Person: Delta Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 901,586*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 901,586*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%**

14	Type of Reporting Person (See Instructions) PN

*	Represents shares directly held by Prism Offshore Fund, Ltd. Delta Partners, LP is the investment manager of Prism Offshore Fund, Ltd.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 3 of 24

1	Name of Reporting Person: Delta Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 901,586*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 901,586*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%**

14	Type of Reporting Person (See Instructions) OO

*	Represents shares directly held by Prism Offshore Fund, Ltd. Delta Partners, LP is the investment manager of Prism Offshore Fund, Ltd.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 4 of 24

1	Name of Reporting Person: Prism Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,363,440

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,363,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,440

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.0%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 5 of 24

1	Name of Reporting Person: Delta Growth Master Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,200

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 6 of 24

1	Name of Reporting Person: Delta Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,369,640*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,369,640*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,640*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.0%**

14	Type of Reporting Person (See Instructions) OO

*	Represents shares directly held by Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 7 of 24

1	Name of Reporting Person: Prism Offshore Fund, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 901,586

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 901,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%*

14	Type of Reporting Person (See Instructions) CO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 8 of 24

1	Name of Reporting Person: Charles Jobson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,271,226*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,271,226*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,226*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.3**

14	Type of Reporting Person (See Instructions) IN

*	Represents 1,363,440 shares held by Prism Partners, L.P., 907,786 shares held by Prism Offshored Fund, Ltd., and 6,200 shares held by Delta Growth Master Fund L.P. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Partners, LP is the investment manager of Prism Offshore Fund, Ltd. Delta Partners GP, LLC is the general partner of Delta Partners, LP. Charles Jobson is the managing member of Delta Advisors, LLC and Delta Partners GP, LLC.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 9 of 24

1	Name of Reporting Person: REIT Redux LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 440,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 440,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 10 of 24

1	Name of Reporting Person: REIT Redux GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 440,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 440,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.6%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 11 of 24

1	Name of Reporting Person: Robert J. Stetson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 101,586

	8	Shared Voting Power 460,500

	9	Sole Dispositive Power 101,586

	10	Shared Dispositive Power 460,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,086

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017. Also includes 6,134 option shares and 441 shares of restricted stock that are vested or will vest within 60 days of the reporting date.

CUSIP No. 382140879		Page 12 of 24

1	Name of Reporting Person: Leanlien, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 13 of 24

1	Name of Reporting Person: David Martin West Asset Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 14 of 24

1	Name of Reporting Person: David West

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 15 of 24

1	Name of Reporting Person: The Kropp 2010 Family Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879		Page 16 of 24

1	Name of Reporting Person: James H. Kropp

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (as amended, the “Schedule 13D”), Delta Partners, LP, a Delaware limited partnership, Delta Partners GP, LLC, a Delaware limited liability company, Prism Partners, L.P., a Delaware limited partnership, Delta Growth Master Fund L.P., a Cayman Islands limited partnership, Delta Advisors, LLC a Delaware limited liability company, Prism Offshore Fund, Ltd., a Cayman Islands company, and Charles Jobson, an individual relating to the common stock, $0.001 par value per share (the “Common Stock”) of Good Times Restaurants Inc., a Delaware corporation (the “Issuer”), as amended by the first amendment thereto filed by the Jobson Reporting Persons on April 24, 2017. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the same meanings as are ascribed to them in the Schedule 13D.

This Amendment is being filed to supplement Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 2.	Identity and Background

Items 2(a)–(f) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is being filed by and on behalf of (i) Delta Partners, LP; (ii) Delta Partners GP, LLC; (iii) Prism Partners, L.P.; (iv) Delta Growth Master Fund L.P.; (v) Delta Advisors, LLC; (vi) Prism Offshore Fund, Ltd.; (vii) Charles Jobson; (viii) REIT Redux LP; (ix) REIT Redux GP, LLC; (x) Robert J. Stetson; (xi) Leanlien, L.L.C.; (xii) David Martin West Asset Trust; (xiii) David West; (xiv) The Kropp 2010 Family Trust; and (xv) James H. Kropp (the persons in clauses (i)–(vii) each, a “Jobson Reporting Person” and collectively, the “Jobson Reporting Persons”, the persons in clauses (viii)–(xv) each, a “Stetson Reporting Person” and collectively, the “Stetson Reporting Persons”, and all persons in clauses (i)–(xv) each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. The amended and restated agreement among the Reporting Persons to file jointly (the “A&R Joint Filing Agreement”) is attached hereto as Exhibit C.

(b) The principal business address of each Jobson Reporting Person is 265 Franklin Street, Suite 903, Boston, MA 02110. The principal business address of REIT Redux LP, REIT Redux GP, LLC, The Kropp 2010 Family Trust and James H. Kropp is 14901 Quorum Drive, Suite 900, Dallas, Texas 75254. The principal business address of Robert Stetson is 6125 Luther Lane #380, Dallas, Texas 75225. The principal business address of David Martin West Asset Trust and David West is 16475 Dallas Parkway, Suite 155, Addison, Texas 75001.

(c) Prism Partners, L.P., Prism Offshore Fund, Ltd. and Delta Growth Master Fund L.P. are private investment funds, the principal business of which is to make investments. Delta Partners, LP is an investment manager and acts as the investment manager of Prism Offshore Fund, Ltd. The principal business of Delta Partners GP, LLC is to act as the general partner of Delta Partners, LP. The principal business of Delta Advisors, LLC is to act as the general partner of Prism Partners, L.P. Charles Jobson serves as managing member of Delta Partners GP, LLC and Delta Advisors, LLC. REIT Redux LP, REIT Redux GP, LLC, Robert Stetson, The Kropp 2010 Family Trust, and James H. Kropp are principally engaged in the business of acquiring, holding, managing, voting and disposing of various public and private investments. David Martin West Asset Trust and David West are principally engaged in real estate and investments. Mr. Stetson also serves as Chief Executive Officer of USRP and as Chief Financial Officer of Sholand, LLC. Mr. Kropp is the Chief Financial Officer of Microproperties, LLC.

Messrs. Stetson and Jobson are each a director of the Issuer.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Delta Partners, LP, Prism Partners, L.P. and REIT Redux LP are Delaware limited partnerships. Delta Growth Master Fund L.P. is a Cayman Islands limited partnership. Delta Partners GP, LLC, Delta Advisors, LLC, and REIT Redux GP, LLC are Delaware limited liability companies. Leanlien, L.L.C. is a Texas limited liability company. Prism Offshore Fund, Ltd. is a Cayman Islands company. David Martin West Asset Trust and The Kropp 2010 Family Trusts are trusts formed under the laws of Texas. Charles Jobson, Robert Stetson, David West and James H. Kropp are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in their entirety as follows:

2,271,226 shares of Common Stock were purchased for the accounts of Prism Partners LP, Prism Offshore Fund, Ltd. and Delta Growth Master Fund L.P. for aggregate consideration of $7,687,252.21. The source of funds used to acquire the Common Stock was the working capital of Prism Partners LP, Prism Offshore Fund, Ltd. and Delta Growth Master Fund L.P.

REIT Redux LP received an aggregate of 440,000 shares of Common Stock as distributions from its affiliate, Rest Redux, LLC, which shares represent a portion of an aggregate of 800,000 shares Common Stock initially purchased by Rest Redux, LLC in a privately negotiated transactions for an aggregate purchase price of $2,755,000.00. REIT Redux GP, LLC does not own shares of Common Stock directly but may be deemed to beneficially own the shares held directly by REIT Redux LP.

All shares of Common Stock held directly by Robert Stetson (97,186 as of the reporting date) were acquired through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer, through the exercise of warrants acquired as warrant coverage in connection therewith or in the open market. The total amount of funds used by Mr. Stetson was approximately $229,620. All shares of Common Stock held directly by Leanlien, L.L.C. were acquired in the open market and the total of funds used by Leanlien, L.L.C. was approximately $49,800. David Martin West Asset Trust and The Kropp 2010 Family Trust acquired shares of Common Stock through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer or through the exercise of warrants acquired as warrant coverage in connection therewith using aggregate funds of $13,600 (David Martin West Asset Trust) and $22,000 (The Kropp 2010 Family Trust). All shares of the foregoing shares of Common Stock were paid for using the working capital or personal or family investment capital of such Reporting Persons. Robert Stetson may also be deemed to beneficially own the shares of Common Stock held directly by REIT Redux LP and Leanlien, L.L.C. Neither David West nor James H. Kropp (who may be deemed to beneficially own the shares held by David Martin West Asset Trust and The Kropp 2010 Family Trust, respectively) holds shares of Common Stock directly.

Mr. Stetson also holds stock options and restricted shares granted to him as a director of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Jobson Reporting Persons and the Stetson Reporting Persons represent, based on the Issuer’s Proxy Statement for Annual Meeting of Stockholders filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2016 and the Issuer’s public filings since that date, the Issuer’s first and fourth largest stockholders, respectively. Messrs. Jobson and Stetson are also members of the Issuer’s Board of Directors. The Reporting Persons have significant concerns about the current levels of profitability of the Issuer, despite recent sales increases, and believe that a sustained emphasis on improving productivity at all levels of the Issuer is necessary. The Reporting Persons intend to together engage in discussions with both the Issuer and its management and board of directors, as well as other stockholders of the Issuer and other interested parties, with respect to a variety of topics relating to such issues, including but not limited to the Issuer’s overall cost structure, asset utilization, capital structure, board size, management and strategic plans. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including for the purpose of implementing a plan focused on improving overall Issuer productivity, and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties. To this end, the Reporting Persons have begun preliminary discussions regarding, but have made no decisions with respect to, the possibility of nominating a separate slate of directors for consideration by the stockholders at the Issuer’s 2018 annual meeting of stockholders.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors (including actions in response to any action, proposed action, or contemplated action by the Reporting Persons), price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to and Item 2(c) of this Schedule 13D.

(c) Information with respect to all transactions in the Common Stock which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth on Exhibit D attached hereto and incorporated herein by reference.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information disclosed in Item 4 above is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit C – A&R Joint Filing Agreement

Exhibit D – Transactions Effected During the Past Sixty Days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017	DELTA PARTNERS, LP

By: Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA PARTNERS GP, LLC

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA GROWTH MASTER FUND L.P.

By: Delta Advisors, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM PARTNERS, L.P.

By: Delta Advisors, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA ADVISORS, LLC

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM OFFSHORE FUND, LTD.

By: Delta Partners, LP, its investment manager
By: Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

CHARLES JOBSON

By:	/s/ Charles Jobson
Charles Jobson, individually

REIT REDUX LP

By: REIT Redux GP, LLC, its general partner

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

REIT REDUX GP, LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

LEANLIEN, L.L.C.

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Manager

ROBERT STETSON

By:	/s/ Robert Stetson
Robert Stetson, individually

DAVID MARTIN WEST ASSET TRUST

By:	/s/ David West
Name: David West
Title: Trustee

DAVID WEST

By:	/s/ David West
David West, individually

THE KROPP 2010 FAMILY TRUST

By:	/s/ James H. Kropp
Name: James H. Kropp
Title: Trustee

JAMES H. KROPP

By:	/s/ James H. Kropp
James H. Kropp, individually

Exhibit C

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated October 19, 2017 (including amendments thereto) with respect to the Common Stock of Good Times Restaurants Inc. This Amended and Restated Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:      October 19, 2017

DELTA PARTNERS, LP

By: Delta Partners GP, LLC, its general partner

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA PARTNERS GP, LLC

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM PARTNERS, L.P.

By: Delta Advisors, LLC, its general partner

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA ADVISORS, LLC

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM OFFSHORE FUND, LTD.

By: Delta Partners, LP, its investment manager
By: Delta Partners GP, LLC, its general partner

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

CHARLES JOBSON

By:	/s/ Charles Jobson
Charles Jobson, individually

REIT REDUX LP

By: REIT Redux GP, LLC, its general partner

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

REIT REDUX GP, LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

LEANLIEN, L.L.C.

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Manager

ROBERT STETSON

By:	/s/ Robert Stetson
Robert Stetson, individually

DAVID MARTIN WEST ASSET TRUST

By:	/s/ David West
Name: David West
Title: Trustee

DAVID WEST

By:	/s/ David West
David West, individually

THE KROPP 2010 FAMILY TRUST

By:	/s/ James H. Kropp
Name: James H. Kropp
Title: Trustee

JAMES H. KROPP

By:	/s/ James H. Kropp
James H. Kropp, individually

Exhibit D

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

All of the below transactions in the Common Stock were traded in the ordinary course of business over The NASDAQ Global Market.

The following transactions were effected by Robert Stetson:

Transaction Date	Transaction Type	Number of Shares	Average Price Per Share (including commissions)
August 22, 2017	Purchase	4,400	$2.75
August 25, 2017	Purchase	1,856	$2.70
August 25, 2017	Purchase	800	$2.70
September 1, 2017	Purchase	2,450	$2.80
September 20, 2017	Purchase	4,400	$2.55

The following transactions were effected by Leanlien, L.L.C.:

Transaction Date	Transaction Type	Number of Shares	Average Price Per Share (including commissions)
August 23, 2017	Purchase	3,000	$2.70